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                                                                     Exhibit 2.1


                            ASSET PURCHASE AGREEMENT

         AGREEMENT, made as of the 30th day of November, 2001 by and between V2 Development Company Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region of the Peoples' Republic of China with offices located at Unit D-F, 26th Floor, 388 Castle Peak Road, Tsuen Wan, Hong Kong ("Purchaser"), and Monogram International, Inc., a Delaware corporation with offices located at 12395 75th Street, North Largo, FL 33733,("Monogram 1"), Monogram Products (H.K.) Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region of the Peoples' Republic of China with offices located at Unit D-F, 26th Floor, 388 Castle Peak Road, Tsuen Wan, Hong Kong, ("Monogram 2"), Monogram Acquisition I, LLC, a Delaware limited liability company with offices located at 12395 75th Street, North Largo, FL 33733, ("Monogram 3"), (Monogram 1, Monogram 2 and Monogram 3 collectively, hereinafter referred to as the "Seller") and Toymax International, Inc., a Delaware corporation with offices located at 125 East Bethpage Road, Plainview, New York 11803 (hereinafter referred to as "Toymax").

                               W I T N E S S E T H

         WHEREAS, Seller is in the business of creating, designing, marketing and distributing certain innovative and technological advanced toys as well as leisure products which are sold in the United States and throughout the world (the "Toy Business");

         WHEREAS, Seller desires to sell, and cause to be transferred, assigned and conveyed to Purchaser, and Purchaser desires to accept and purchase, certain assets of the Seller relating to the Toy Business, subject to the terms and conditions hereinafter set forth;

         NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. DEFINITIONS. For purposes of this Agreement, the following terms shall have the following meanings and, as the context requires, the singular shall include the plural:

                  (a) The term "Accounts Receivable" means (a) all trade accounts receivable and other rights to payment from customers of the Seller as set forth on the Trial Balance.

                  (b) The term "Acquired Assets" shall have the meaning specified in paragraph 2.

                  (c) The term "Assigned Contracts" means all material contracts, Assigned Licenses and leases of the Seller as set forth on Schedule 2(ii).

                  (d) The term "Assumed Liabilities" shall have the meaning specified in paragraph 3(b).

                  (e) The term "Assigned Licenses" shall be those certain licenses set forth on SCHEDULE 1(e).

                  (f) The term "Assumption Notice" shall have the meaning specified in paragraph 6(c)(i).

                  (g) The term "Closing" shall have the meaning specified in paragraph 9(a).

                  (h) The term "Closing Date" means the date specified in paragraph 9(a).



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                  (i)      The term "Contemplated Transaction" shall have the
                           meaning specified in paragraph 4(a).

                  (j) The term "Indemnification Notice" shall have the meaning specified in paragraph 6(c).

                  (k) The term "Inventory" means all products owned and held for future sale by the Seller as set forth on the Trial Balance.

                  (l) The term "Lien" means claims, charges, set-offs, security interests and any other encumbrance, interest or lien or other restrictions or limitations of any kind or nature whatsoever.

                  (m) The term "Person" means any natural person, corporation, division of a corporation, partnership, trust, joint venture, association, firm, company, limited liability company, estate or unincorporated organization.

                  (n) The term "Proprietary Rights" means a patent, claim of copyright, trademark, trade name, brand name, service mark, logo, symbol, trade dress or design, or any other invention, trade secret, technical information, know-how, proprietary right or intellectual property owned by Seller.

                  (o) The term "Purchase Price" shall have the meaning specified in paragraph 3(a).

                  (p) The term "Transaction Documents" shall have the meaning specified in paragraph 4(a).

                  (q) The term "Transfer Risk" shall have the meaning specified in paragraph 3(b).

                  (r) The term Trial Balance shall mean the trial balance of the Seller dated as of 11/30/01 annexed as
                           Schedule 1(r).

2. PURCHASE AND SALE. Upon the terms and subject to the conditions hereof, Seller shall sell and cause to be transferred, assigned and conveyed to Purchaser and Purchaser shall purchase and acquire from Seller on the Closing Date for the consideration hereinafter set forth, all of the right, title and interest of Seller in and to those certain assets of the Seller (collectively, the "Acquired Assets") consisting of the following:

                  (i) all assets of the Seller set forth on the Trial Balance excluding only prepaid taxes and income tax receivable;

                  (ii) the Assigned Contracts specified on SCHEDULE 2(ii);

                  (iii) the Assigned Licenses specified on Schedule 1(e); and

                  (iv) the Proprietary Rights listed on Schedule 2(iv).

3.       PURCHASE PRICE, PAYMENT; ASSUMPTION OF LIABILITIES; TRANSFER RISK.

         (a) In consideration of the sale of the Acquired Assets by Seller to Purchaser pursuant hereto and upon the terms and subject to the conditions hereof, Purchaser shall pay to Seller Two Million Two Hundred Fifty Thousand U.S. Dollars ($2,250,000.00) (the "Purchase Price"). The Purchase Price shall be paid on the Closing Date in immediately available funds via wire transfer or by certified or official bank check of a member bank to the New York Clearing House.

         (b) Seller acknowledges and agrees that, except as specifically set forth on SCHEDULE 3(b) Purchaser is acquiring the Acquired Assets hereunder without any assumption of Seller's obligations or liabilities (the "Assumed Liabilities"). Except for the Assumed Liabilities, Purchaser shall not be deemed to have assumed, nor shall Purchaser be liable or responsible for, any obligations or liabilities of Seller.

         (c) Purchaser acknowledges and agrees that the consent of licensors under the Assigned Licenses and certain consents under other Assigned Contracts is required in order to


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duly assign those agreements to Purchaser. Purchaser further acknowledges that such consents have not been obtained. Seller agrees to cooperate with Purchaser to obtain all such consents, however, Purchaser assumes the full financial risk with respect to the failure to obtain any such consent (the "Transfer Risk").

         (d) The Acquired Assets shall be transferred, assigned, conveyed and delivered to Purchaser free and clear of any and all Liens, liabilities and interests except as specified on SCHEDULE 3(b).

         (e) The Purchase Price to be paid hereunder for the transfer of the Acquired Assets shall be allocated by Purchaser and Seller as set forth on
SCHEDULE 3(e) attached hereto. Purchaser and Seller shall reflect the Acquired Assets upon their respective books and records for tax reporting purposes in accordance with such schedule and shall file all tax returns, declarations, reports and other filings in accordance with and based upon such schedule, including, without limitation, the reports required to be filed under Section 1060 of the Internal Revenue Code of 1986, as amended, if applicable. Purchaser and Seller shall not take a position that is inconsistent with such allocation in any proceeding or investigation before any court, arbitrator or governmental authority.

         (f) Seller agrees and acknowledges that in the event the Purchase Price is delivered to Seller prior to the Closing, if for any reason the Closing does not occur, Seller will, upon demand, return the Purchase Price to the Purchaser.

4. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby makes the following representations and warranties to Purchaser:

         (a) AUTHORITY RELATIVE TO THIS AGREEMENT. (i) Seller has the full power, capacity, and authority to execute and deliver this Agreement and all ancillary documents and agreements relating to this Agreement (collectively, the "Transaction Documents") and to carry out its obligations thereunder. The execution, delivery, and performance of the Transaction Documents and the consummation of the transaction contemplated thereby (collectively, the "Contemplated Transaction") have been duly and validly authorized by Seller. The execution and delivery of the Transaction Documents and the Contemplated Transaction have been duly authorized by the Boards of Directors of Seller and no other corporate proceedings on the part of Seller are necessary in order to authorize the Contemplated Transaction.

                  (ii) This Agreement has been duly and validly executed and delivered by Seller and (assuming the valid execution and delivery thereof by Purchaser) constitutes the legal, valid, and binding agreement of Seller, enforceable against Seller in accordance with its terms, except as those obligations and their enforceability may be limited by applicable bankruptcy and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought (whether at law or in equity).

         (b) NO CONFLICTS. The execution, delivery, and performance by Seller of this Agreement does not, and the Contemplated Transaction will not: (i) violate any provision of the articles of incorporation or by-laws of Seller; (ii) except with respect to the Transfer Risk, and the CIT Consent (as defined at paragraph 8(b)(v), to Seller's knowledge, violate, conflict with, or result in a material breach or material default under (with or without the giving of notice or the passage of time or both), or permit the suspension or termination of, any non-license material contract (oral or written) to which Seller is a party or by which the Seller may be bound or subject; or (iii) violate any judgment, order, injunction, decree or award against, or binding upon, Seller.

         (c) CORPORATE EXISTENCE AND POWER. Seller is duly organized, validly existing, and in good standing under the laws of the jurisdiction where it was organized.

         (d) COMPLIANCE WITH LAWS. To the best of Seller's knowledge, Seller is not in violation, in any material respect, of any order or any law, or regulation of any applicable


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jurisdiction that would have a material adverse effect on Seller's ability to carry out the Contemplated Transaction.

         (e) LITIGATION. To the best of Seller's knowledge, there are no: (i) outstanding orders of any governmental authority against or involving Seller that would have a material adverse effect on Seller's ability to carry out the Contemplated Transaction; and (ii) material actions, suits, claims or counterclaims, examinations, audits or legal, arbitral or other proceedings or investigations pending, or, to the knowledge of Seller, threatened on the date hereof, against or involving Seller that would have a material adverse effect on Seller's ability to carry out the Contemplated Transaction.

         (f) NO CONSENTS. Except for the consents required to be obtained in connection with the Assigned Licenses and the CIT Consent, there are no material consents and approvals of governmental and other regulatory agencies, foreign or domestic, and/or of any other parties which are required to be obtained by or on behalf of Seller in order to enable the Seller to enter into and carry out the Contemplated Transaction in all material respects.

5. REPRESENTATIONS AND WARRANTIES OF PURCHASER. Purchaser hereby makes the following representations and warranties to Seller:

         (a) AUTHORITY RELATIVE TO THIS AGREEMENT. Purchaser has the full power, capacity, and authority to execute and deliver the Transaction Documents. The Contemplated Transaction has been duly and validly authorized by Purchaser and no other acts on the part of Purchaser are necessary or required to authorize the Contemplated Transaction.

         This Agreement has been duly and validly executed and delivered by Purchaser and (assuming the valid execution and delivery thereof by Seller) constitutes the legal, valid, and binding agreement of Purchaser, enforceable against Purchaser in accordance with its terms, except as those obligations and their enforceability may be limited by applicable bankruptcy and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought (whether at law or in equity).

         (b) NO CONFLICTS. The execution, delivery, and performance by Purchaser of this Agreement and the Contemplated Transaction do not and will not: (i) violate any provision of the articles of incorporation or by-laws of Purchaser;
(ii) violate, conflict with, or result in a material breach or material default under (with or without the giving of notice or the passage of time or both), or permit the suspension or termination of, any material contract (oral or written) to which Purchaser is a party or by which Purchaser or any of its assets may be bound or subject, or result in the creation of any lien upon its assets; or
(iii) violate any judgment, order, injunction, decree or award against, or binding upon, Seller.

         (c) CORPORATE EXISTENCE AND POWER. Purchaser is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation.

         (d) COMPLIANCE WITH LAWS. To the best of Purchaser's knowledge, Purchaser is not in violation in any material respect, of any order or any law, or regulation of any applicable jurisdiction that would affect its respective assets or business and have a material adverse effect on the Purchaser's ability to carry out the Contemplated Transaction.

         (e) NO CONSENTS. There are no material consents and approvals of governmental and other regulatory agencies, foreign or domestic, and/or of any other parties which are required to be obtained by or on behalf of Purchaser in order to enable Purchaser to enter into and carry out the Contemplated Transaction in all material respects.

         (f) LITIGATION. To the best of Purchaser's knowledge, there are no: (i) outstanding orders of any governmental authority against or involving Purchaser that would have a material adverse effect on Purchaser's ability to carry out the Contemplated Transaction; and (ii) material actions, suits, claims or counterclaims, examinations, audits or legal, administrative, governmental, arbitral or other proceedings or investigations pending, or, to the knowledge of


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Purchaser, threatened on the date hereof, against or involving Purchaser that would have a material adverse effect on the Purchaser's ability to carry out the Contemplated Transaction.

         (g) NO REPRESENTATIONS. Purchaser represents and agrees that it has independently investigated, analyzed and appraised the condition, value and profitability of the Acquired Assets and that Purchaser is acquiring same on an "As Is" and "Where Is" basis on the Closing Date, except as otherwise expressly set forth in this agreement. Purchaser recognizes, acknowledges and agrees that, except as expressly set forth in this agreement, neither the Seller nor any agent, employee, broker, consultant or other person representing the Seller has made, and Seller is not liable for or bound in any manner by, any express or implied warranties, guarantees, promises, statements, inducements, or representations pertaining to the condition of the Acquired Assets, the income, expenses and operation relative to Acquired Assets, or any other matter or thing with respect thereto.

6. INDEMNIFICATIONS. (a) From and after the Closing Date, Purchaser hereby agrees to indemnify, protect, reimburse and hold harmless Seller and Toymax and their respective shareholders, officers, directors, members, successors and assigns, and each of them (hereinafter collectively referred to as the "Seller Group"), from and against any and all liabilities, damages, losses, obligations, penalties, claims, actions, litigations, demands, defenses, judgments, suits, costs, disbursements and expenses, including, but not limited to, reasonable attorneys' fees and expenses (hereinafter collectively referred to as the "Damages") of whatsoever kind and nature, imposed upon, incurred by or asserted or awarded against any of the Seller Group directly or indirectly arising out of, relating to or resulting from (i) the ownership, operation or management of the Acquired Assets on and after the Closing Date (including, without limitation, any Damages arising out of claims for defective products sold, distributed, leased or licensed by Purchaser after the Closing Date, and any obligation or liability of Purchaser under Assigned contract); (ii) any of the obligations which Purchaser has specifically agreed to assume or perform pursuant to the express provisions of this Agreement; (iii) Purchaser's breach of any agreement, covenant, term, condition or provision contained herein or Purchaser's failure to perform any agreement, covenant, term, condition or provision on its part to be performed, or (iv) Purchaser's misrepresentation or breach of any representation or warranty made by Purchaser hereunder or any misstatement or omission in any certificate, schedule, application, exhibit or other document delivered or caused to be delivered by Purchaser pursuant to or in furtherance of the Contemplated Transaction.

         (b) From and after the Closing Date, Seller and Toymax hereby agree to indemnify, protect, reimburse and hold harmless Purchaser and Purchaser's shareholders, officers, directors, successors and assigns, and each of them (hereinafter collectively referred to as the "Purchaser Group") from and against any and all Damages of whatsoever kind and nature, imposed upon, incurred by or asserted or awarded against any of the Purchaser Group directly or indirectly arising out of, relating to or resulting from (i) the ownership, operation or management of the Acquired Assets prior to the Closing Date (including, without limitation, any Damages arising out of claims for defective products sold, distributed, leased or licensed by Seller, or services provided by Seller prior to the Closing Date and any obligation or liability of Seller under any of the Assigned Contracts) except for the obligations which Purchaser has specifically agreed to assume or perform pursuant to the express provisions of this Agreement; (ii) Seller's breach of any agreement, covenant, term, condition or provision contained herein or Seller's failure to perform any agreement, covenant, term, condition or provision on its part to be performed hereunder; or
(iii) Seller's misrepresentation or breach of any representation or warranty made by Seller hereunder or any misstatement or omission in any certificate, schedule, application, exhibit or other document delivered or caused to be delivered by Seller pursuant to or in furtherance of the Contemplated Transaction.

         (c) A party making a claim for indemnification hereunder (hereinafter referred to as the "Indemnified Party"), shall give the other party (hereinafter referred to as the "Indemnifying Party") written notice of such claim within a reasonable time from the actual discovery of same (the "Indemnification Notice"); PROVIDED, HOWEVER, that the failure to give such notice will not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party except to the extent that the Indemnifying Party demonstrates actual prejudice as a result thereof. Any such Indemnification Notice shall be accompanied by a copy of documents which have been


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served upon the Indemnified Party, if any.

                  (i) With respect to claims for indemnification relating to an action or proceeding of a third party, the Indemnifying Party shall, subject to the rights of or duties to any insurer, reinsurer or other Person having liability therefore, and provided that there is no notice of a Defense Objection as provided below, have the option to assume, at the Indemnifying Party's sole cost and expense, the control of the defense of any legal proceedings, including employment of counsel reasonably satisfactory to the Indemnified Party, which option must be exercised by the giving of notice thereof to the Indemnified Party no later than twenty (20) days from the date of receipt of the Indemnification Notice (the "Assumption Notice"). For purposes of this paragraph 6, the term "Defense Objection" means the occurrence of any of the following events (1) the Indemnifying Party is also a party to the particular proceeding in question and the Indemnified Party determines in good faith that joint representation would be inappropriate; or (2) the Indemnifying Party fails to provide reasonable assurances to the Indemnified Party of its financial capacity to defend such proceeding and to provide indemnification with respect to such proceeding. If the Indemnifying Party shall have exercised its right to assume control, as provided Indemnifying Party has not given notice of a Defense Objection within ten (10) days after Indemnified Party has received the Assumption Notice, the Indemnified Party may, in its sole discretion and at its sole cost and expense, employ counsel to represent it in addition to counsel employed by the Indemnifying Party. The Indemnified Party shall cooperate with the Indemnifying Party assuming control of legal proceedings and shall make available all pertinent information under the control of the Indemnified Party as to such legal proceedings and shall make appropriate personnel reasonably available for discovery and trial. In the event that the Indemnifying Party shall exercise its right to undertake control of the defense of any such legal proceedings, such Indemnifying Party may only compromise or settle such legal proceeding on behalf of and for the account of the Indemnified Party after it obtains the prior written consent of the Indemnified Party; PROVIDED, HOWEVER, that if the Indemnifying Party shall receive an offer of a settlement or compromise from the other parties in the applicable legal proceedings at a particular amount, or obtain a commitment from such parties that they would accept a compromise or settlement at such amount if offered, and such settlement or compromise requires only the payment of such amount, the granting of an appropriate release or similar accommodation, and no other relief, and the Indemnified Party refuses to consent thereto and elects to continue the legal proceedings, then the Damages of the Indemnified Party which are the subject of the applicable legal proceedings to which the settlement or compromise relates shall be deemed to be limited to that amount of Damages which the Indemnified Party would have had if such compromise or settlement had been effected. In the event that the Indemnifying Party does not exercise its option to assume control of any such action or proceeding, then the Indemnifying Party shall nevertheless be obliged to indemnify the Indemnified Party pursuant to the provisions hereof, and shall promptly pay all Damages as incurred by the Indemnified Party.

                  (ii) Any claim for indemnification with respect to any matter not related to a third party claim may be asserted by Indemnification Notice. The claim specified in such notice shall be deemed valid and the Indemnified Party shall be entitled to indemnification hereunder on account of such claim unless within twenty (20) days of the Indemnifying Party's receipt of the Indemnification Notice, the Indemnifying Party gives notice to the Indemnified Party that it disputes the validity of such claim. In such event the dispute will be settled in accordance with the provisions of paragraph 15(f) hereof.

         (d) Any and all amounts due for indemnity hereunder shall be promptly paid, in lawful money of the United States of America, as Damages are incurred, and in any event within thirty (30) days after written demand therefore. Payments shall be made in accordance with the reasonable instructions of the Indemnified Party.

         (e) The indemnification rights of the parties under this paragraph are independent of and in addition to such rights and remedies as the parties may have at law or in equity or otherwise, it being understood that the rights and remedies of the parties under this Agreement are cumulative and not exclusive, and are in addition to all other rights and remedies available under applicable law.

7.       AGREEMENTS PENDING CLOSING.



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         (a) AGREEMENTS OF SELLER PENDING THE CLOSING. Seller covenants and agrees that in the event the Closing does not occur simultaneously with the execution of this agreement, pending the Closing and except as otherwise agreed to in writing by Purchaser:

                  (i) COMPLIANCE WITH LAWS, ETC. Seller shall comply in all material respects with all orders, laws or regulations applicable to the Acquired Assets, the noncompliance with which would have a material adverse affect on the Acquired Assets.

                  (ii) UPDATE SCHEDULES. Seller shall promptly disclose to Purchaser any information contained in its representations and warranties which, because of an event occurring after the date hereof is incomplete or is no longer correct at all times after the date hereof until the Closing Date; provided, however, that none of such disclosures shall be deemed to modify, amend or supplement the representations and warranties of Seller or the schedules hereto, unless Purchaser shall have consented thereto in writing.

                  (iii) CONDUCT OF BUSINESS. Seller shall operate the Toy Business only in the ordinary course and in substantially the same manner as it has been operated in the past and not sell any of Acquired Assets except for sales from Inventory in the ordinary course of business.

                  (iv) PRESS RELEASES. Except as required by applicable law, Seller shall not give notice to third parties or otherwise make any public statements or releases concerning this Agreement or the Contemplated Transaction except for such written information as shall have been approved in writing as to form and content by Purchaser.

         (b) AGREEMENTS OF PURCHASER PENDING THE CLOSING. Purchaser covenants and agrees that in the event the Closing does not occur simultaneously with the execution of this agreement, pending the Closing and except as otherwise agreed to in writing by Seller:

                  (i) CONFIDENTIALITY. Unless and until the Closing has been consummated, Purchaser will hold, and shall cause their counsel, independent certified public accountants, appraisers, and investment bankers to hold in confidence any confidential data or information made available to Purchaser in connection with this Agreement with respect to Seller or the Acquired Assets using the same standard of care to protect such confidential data or information as is used to protect Purchaser's confidential information. Purchaser agrees that any confidential data or information shall be used solely to evaluate the Contemplated Transaction. If the transactions contemplated by this Agreement are not consummated, Purchaser agrees that it shall return or cause to be returned to Seller all written materials and all copies thereof that were supplied to Purchaser by Seller that contain any such confidential data or information.

                  (ii) PRESS RELEASES. Except as required by applicable law, Purchaser shall not give notice to third parties or otherwise make public statements or releases concerning this Agreement or the Contemplated Transaction except for such written information as shall have been approved in writing as to form and content by Seller.

8.       CONDITIONS PRECEDENT TO CLOSING.

         (a) CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATIONS. All obligations of Purchaser under this Agreement are subject to the fulfillment or satisfaction, prior to or at the Closing, of each of the following conditions precedent (any of which may be waived by Purchaser, in whole or in part):

                  (i) The representations and warranties of Seller contained in this Agreement and in any schedule, certificate or document delivered by Seller to Purchaser pursuant to the provisions hereof shall have been accurate in all material respects on the date hereof, or when made, without regard to any schedule updates furnished by Seller after the date hereof and shall be accurate in all material respects on the Closing Date with the same effect as though such representations and warranties were made as of such date;

                  (ii) Seller shall have performed and complied with all material agreements,


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covenants, obligations and conditions required by this Agreement to be performed or complied with by it on or prior to or at the Closing;

                  (iii) Purchaser shall have received a certificate from Seller dated the Closing Date, certifying in such detail as Purchaser may reasonably request that the conditions specified in Sections (i) and (ii) hereof and the covenants set forth in paragraph 7(a) have been fulfilled in all material respects;

         (b) CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER AND TOYMAX. All obligations of Seller and Toymax under this Agreement are subject to the fulfillment or satisfaction, prior to or at the Closing, of each of the following conditions precedent (any of which may be waived by Seller, in whole or in part):

                  (i) The representations and warranties of Purchaser contained in this Agreement or in any list, certificate or document delivered by Purchaser to Seller pursuant to the provisions hereof shall have been accurate in all material respects as of the date of this Agreement and shall be accurate in all material respects on the Closing Date with the same effect as though such representations and warranties were made as of such date;

                  (ii) Purchaser shall have performed and complied with all material agreements, covenants, obligations and conditions required by this Agreement to be performed or complied with by it prior to or at the Closing;

                  (iii) Seller shall have received a certificate from Purchaser dated the Closing Date certifying in such detail as Seller may reasonably request that the conditions specified in Sections (i) and (ii) hereof have been fulfilled in all material respects;

                  (iv) Seller's receipt of a fairness opinion in a form acceptable to Seller, Toymax and their counsel from an independent investment banking firm which states that the Contemplated Transaction, if consummated, is fair; and

                  (v) Seller has obtained the consent and approval of Fleet Bank and CIT Group/Commercial Services Inc. ("CIT") to the Contemplated Transaction (the "CIT Consent").

         (c) FAILURE TO FULFILL CONDITIONS PRECEDENT. In the event that a party fails to fulfill any of the conditions precedent, the other party may (i) terminate this Agreement pursuant to paragraph 11 or (ii) waive the condition precedent and consummate the Contemplated Transaction.

9. THE CLOSING. (a) The Closing shall take place at the offices of Ettelman & Hochheiser, P.C., 100 Quentin Roosevelt Blvd., Suite 401, Garden City, New York 11530 simultaneously with the execution hereof or, within ten
(10) days after the date that Purchaser shall have given written notice to Seller that the conditions precedent to Closing set forth in paragraph 8 have been satisfied or waived (the "Closing Notice"), or at such other time and date as the parties may unanimously agree upon in writing. Such closing is hereinafter referred to as the "Closing" and the date of the Closing is hereinafter referred to as the "Closing Date".

         (b) Seller agrees to deliver, or cause to be delivered, the following to Purchaser on the Closing Date:

                  (i) subject to the Transfer Risks, such bills of sale, assignments, endorsements, consents, permits, approvals, authorizations and other good and sufficient instruments and documents of conveyance, transfer and consent in form reasonably satisfactory to Purchaser and its counsel, as shall be necessary and effective to transfer and assign to, and vest in, Purchaser all of Seller's right, title and interest in and to the Acquired Assets;

                  (ii) subject to the Transfer Risks, all of the Assigned Contracts and other documents, books, records, papers, files, office supplies and data belonging to Seller which relate to the Acquired Assets; and



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

                  (iii) duly executed resolutions of Seller and Toymax approving the terms and conditions of this Agreement and the Contemplated Transaction.

         Subject to the Transfer Risks, simultaneously with Seller's delivery of the aforementioned, Seller shall take all action as may be required to duly and effectively deliver and place Purchaser in actual possession and operating control of the Acquired Assets; PROVIDED, HOWEVER, that nothing contained herein shall be deemed to require Seller to deliver possession of the Acquired Assets at a location other than Seller's current business premises.

         (c) Purchaser agrees to deliver, or cause to be delivered, the following on the Closing Date:

                  (i) the Purchase Price pursuant to paragraph 3(a) hereof;

                  (ii) duly executed resolutions of Purchaser approving the terms and conditions of this Agreement and the Contemplated Transaction; and

                  (iii) an undertaking whereby Purchaser will assume the Assumed Liabilities.

10. POST CLOSING MATTERS. (a) To the extent that Seller's rights under any Assigned Contract may not be assigned without obtaining the permit, consent, approval or authorization of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller shall use its reasonable efforts to obtain any such required consent(s) as promptly as possible. If any such permit, approval, authorization or consent shall not be obtained or if any attempted assignment would be ineffective or would impair Purchaser's rights under the Seller's Asset in question so that Purchaser would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the asset, shall act after the Closing as Purchaser's agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by law and the asset, with Purchaser in any other reasonable arrangement designed to provide such benefits to Purchaser.

         (b) Subject to the Transfer Risks, Seller, from time to time after the Closing, at Purchaser's request, will execute, acknowledge and deliver to Purchaser such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other agreements, documents, certificates and further assurances as Purchaser may reasonably request in order to vest more effectively in Purchaser, or to put Purchaser more fully in possession of, the Acquired Assets or to enable Purchaser to fully obtain the practical realization of the benefits, utilization and value of the Acquired Assets or to better enable Purchaser to complete, perform or discharge any of the Assumed Liabilities by Purchaser pursuant to the express provisions hereof. Each of the parties hereto will cooperate with the other and execute and deliver to the other party hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by the other party to evidence and confirm the intended purposes of this Agreement.

         (c) From and after the Closing Date, Seller will not itself use the name "Monogram" or any names similar thereto or variations thereof, including, without limitation, the use of such name in an active trade or business or in connection with any products in such trade or business.

         (d) Seller and Toymax will continue to maintain all presently existing policies of insurance relating to the Acquired Assets from the Closing Date until March 31, 2002; PROVIDED, HOWEVER, that Purchaser shall be solely responsible for the payment of all premiums on all such insurance policies for all periods after the Closing Date.

         (e) Purchaser shall cause the release of Toymax and any affiliate of Toymax from any guarantee or other financial commitment delivered or made to any of the Licensor's listed on Schedule 1(e) hereof.

         (f) Within thirty (30) days of the Closing Date Purchaser will cause the employee's whose employment contracts are being assumed by Purchaser hereunder, Robert

Holden, Kirk Rohlfs and Willis Reed to deliver a release to Seller of all liabilities or claims of any kind or nature arising as a result of such person's employment with Seller.

11. TERMINATION. (a) This Agreement shall terminate and the parties shall have no further obligations hereunder except for the confidentiality provisions contained in paragraph 7(b)(i) upon the happening of any of the following events:

                  (i) the mutual written consent of Purchaser and Seller;

                  (ii) by Purchaser at its option, by written notice to Toymax and Seller, if any of the conditions specified in paragraph 8(a) have not been satisfied on or before the Termination Date. Initially, the Termination Date will be March 1, 2002, and may be extended by the mutual written consent of the parties.

                  (iii) by Seller, at its option, by written notice to Purchaser, if any of the conditions specified in paragraph 8(b) and (iv) have not been satisfied on or before the Termination Date.

         (b) TERMINATION OBLIGATIONS. In the event of the termination of this Agreement, or if the Agreement is not executed by the parties, the parties agree that (i) no party can be held liable for expenses incurred or opportunities foregone by another party in reliance on this Agreement in the event of a termination pursuant to the terms hereof; (ii) this Agreement will be deemed null and void and no party will have any liability to another party of any nature whatsoever or be entitled to damages arising out of or relating to the termination hereof; and (iii) any part of the Purchase Price which has been paid by Purchaser to Seller shall be immediately returned upon Purchaser's demand.

12. SURVIVAL. Notwithstanding anything to the contrary contained herein, the provisions of paragraphs 6, 10, 13 and 15(f) shall survive the Closing of this Agreement for a period of one (1) year. The remaining paragraphs shall not survive the Closing. In the event that any of the conditions precedent to a party's obligation to close have not been satisfied and the parties proceed to consummate the Contemplated Transaction, the parties shall be deemed to have waived all such failed conditions precedent and shall be deemed to have waived their respective rights, whether known or unknown, to pursue claims for damages or in equity relating to such failed conditions precedent.

13. NON-COMPETITION. For the period beginning the Closing Date and ending on the second anniversary thereof, Toymax, directly or indirectly, in any capacity, either for itself or on behalf of any other person, shall not compete with Purchaser or its subsidiaries and affiliates, in connection with the types of products set forth on SCHEDULE 13 attached hereto.

         For the period beginning on the date hereof and ending on the second anniversary hereof, Purchaser directly or indirectly, in any capacity, either for itself or on behalf of any other person, shall not compete with Toymax and its subsidiaries and affiliates, in connection with the types of products which
Toymax: (y) has produced prior to the date hereof; or (z) is currently developing.

14. BENEFITS OF PARTIES; This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors, heirs, legal representatives and assigns.

15.      MISCELLANEOUS.

         (a) Notices. All notices permitted, required or provided for by this Agreement shall be made in writing, and shall be deemed adequately delivered if delivered by hand or by a nationally recognized overnight courier service that regularly maintains records of its pick ups and deliveries, to the parties at their respective addresses set forth above or to any other address designated by a party hereto by written notice of such address change. Notices shall be deemed given as of the date of delivery to the overnight courier service or to the recipient if delivered by hand, and received one day after delivery to the overnight courier service or when actually received if delivered by hand.

         (b) Modification or Amendment. This Agreement may not be modified or amended except by an instrument in writing signed by the party or parties against whom enforcement is sought.

         (c) Third Party Beneficiaries. Except for their proper successors and assigns, the parties hereto intend that no third party shall have any rights or claims by reason of this Agreement, nor shall any party have any rights or claims against any third party.

         (d) Headings. The headings in this Agreement are intended solely for convenience of reference and shall be given no effect in the construction or interpretation of this Agreement.

         (e) Invalidity of Provision. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Further, to the extent that any term or provision hereof is deemed invalid, void or otherwise unenforceable, but may be made enforceable by amendment thereto, the parties agree that such amendment may be made so that the same shall, nevertheless, be enforceable to the fullest extent permissible under the laws and public policies applied in any such jurisdiction in which enforcement is sought.

         (f) Governing Law Disputes. All questions pertaining to the validity, construction, execution and performance of this Agreement shall be construed and governed in accordance with the laws of the State of New York, without giving effect to the conflicts or choice of law provisions thereof. Any dispute arising under this Agreement shall be settled in any court of competent jurisdiction located in the state of New York, County of Nassau, and to the extent not otherwise subject to the jurisdiction of such courts Purchaser agrees to waive any objection to such jurisdiction and agrees to subject itself to the jurisdiction of such court.

         (g) Waiver of Breach. Any waiver of any of the provisions of this Agreement, or of any inaccuracy in or non-fulfillment of any of the representations, warranties or obligations hereunder or contemplated hereby, shall not be effective unless made in writing and signed by the party against whom the enforcement of any such waiver is sought. A waiver given in any case shall only apply with respect to that particular act, omission or breach, and shall not be effective as to any further or subsequent act, omission or breach, regardless of whether they be of the same or similar nature.

         (h) Counterparts/Faxes. This Agreement may be executed by fax and in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

         (i) Entire Agreement. (i) This Agreement sets forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein, and supersedes all prior agreements, promises, understandings, letters of intent, covenants, arrangements, communications, representations or warranties, whether oral or written, by any party hereto or by any related or unrelated third party.

                  (ii) All exhibits and schedules attached hereto, and all certificates, documents and other instruments delivered or to be delivered pursuant to the terms hereof are hereby expressly made a part of this Agreement as fully as those set forth herein, and all references herein to the terms "this Agreement", "hereunder", "herein", "hereby" or "hereto" shall be deemed to refer to this Agreement and to all such writings.

         (j) Expenses. Except as otherwise provided in this Agreement, each party hereto shall pay its own expenses incidental to the preparation of this Agreement, the carrying out of the provisions of this Agreement and the consummation of the transactions contemplated hereby.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by a duly authorized officer, all on the day and year first above written.

SELLER                                      PURCHASER

MONOGRAM INTERNATIONAL, INC.                V2 DEVELOPMENT COMPANY LIMITED


By:                                         By:
   -------------------------------             ---------------------------------
Name:                                       Name:
Title:                                      Title:


MONOGRAM PRODUCTS (H. K.) LIMITED


By:
   -------------------------------
Name:
Title:


MONOGRAM ACQUISITION I, LLC


By:
   -------------------------------
Name:
Title:


TOYMAX INTERNATIONAL, INC.


By:
   -------------------------------
Name:
Title:



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